SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 16, 2003

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________ )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated February 16, 2003 re: Standard & Poor’s Revise Outlook on Partner from Stable to Positive.

Standard & Poor`s Revise Outlook on Partner from Stable to Positive
SIGNATURES

Standard & Poor`s Revise Outlook on
Partner from Stable to Positive

Rosh Ha’ayin, Israel, February 16, 2003 — Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD) announced that on Friday February 14, 2003, Standard & Poor’s (“S&P”) revised its outlook on the Company to positive from stable.

At the same time, S&P affirmed its ‘B+’ long-term corporate credit and ‘B-’ senior unsecured debt ratings on the company.

Commenting on the revised outlook, Partner’s CFO, Mr. Alan Gelman said that “The main reason for the revised outlook by S&P is recognition of the Company’s strong operational and financial performance since our initial ratings approximately two and a half years ago. This revision represents the continuing growing confidence of the credit community in our financial position and operating performance.”

Mr. Gelman added that, in June 2002, Moody’s Investor Service upgraded the Company’s senior implied rating to Ba3 from B1, the Company’s issuer rating to B2 from B3, and the Company’s rating regarding its $175 million senior subordinated global notes due in 2010 to B2 from B3.

About Partner Communications Partner Communications Company Ltd. is a leading Israeli mobile communications operator known for its GSM/GPRS based services and the development of wire free applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to more than 1.8 million subscribers in Israel. Partner subscribers can use roaming services in 104 destinations using 251 GSM networks. The Company has been awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock

Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information: http://investors.partner.co.il

Contacts:

Mr. Alan Gelman Chief Financial Officer Tel: +972-67-814951 Fax:+972-67-815961 E-mail:alan.gelman@orange.co.il	Dr. Dan Eldar V.P. Carrier, Investor and International Relations Tel: +972-67-814151 Fax:+972-67-814161 E-mail:dan.eldar@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By	/s/ Alan Gelman

Name: Alan Gelman Title: Chief Financial Officer

Dated: February 16, 2003